Exhibit 99.93

CONSENT OF STEVE ROSS

The undersigned hereby consents to the use of the undersigned’s name and the technical and scientific information which is included in, or incorporated by reference into, the registration statement on Form 40-F of Standard Lithium Ltd. being filed with the United States Securities and Exchange Commission.

/s/ Stephen Ross
Stephen Ross, P.Geol.

Date: June 30, 2021